
SAGE

03 JAN 28 AM 7:21

2 January, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

SUPPL



03003389

Attention : Filings Desk

Dear Sir

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

We refer to the above and enclose a copy of an announcement to shareholders – corporate update dated December 2002.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Yours sincerely



D.B. GREEN

Received by: ____________________ Date: ____________________

C:\CMason\SEC USA.doc

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SAGE GROUP LIMITED

Sage Centre • 10 Fraser Street Johannesburg 2001 • PO Box 7755 Johannesburg 2000 • Tel (011) 377 5555 • Fax (011) 834 2107 • E-mail sagegrp@icon.co.za • Reg no 1970/010541/06

Sage group Ltd - File NO. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934.



SAGE GROUP LIMITED

("Sage Group") or ("the Group") (Incorporated in the Republic of South Africa)
(Registration number 1970/010541/06) (Share code SGG ISIN no ZAE000006623)

Corporate Update

1 INTERNATIONAL OPERATIONS

Following previous announcements regarding capital raising initiatives in the United States, shareholders are informed that the board of directors has approved plans to suspend the international marketing and underwriting activities of the United States and Bermuda operations and to cease all new sales of these operations with effect from 1 January 2003. This action will be taken if additional sources of capital necessary to support sales momentum and infrastructure are not secured by that date. The plans include disbanding existing sales, marketing and ancillary resources from mid-January. Administration capabilities will be retained to continue servicing existing contract owners.

The decision to close the international operations to new business in January, if additional capital is not secured, was taken despite the fact that projected total sales for the financial reporting period 1 April 2002 to 31 December 2002 of approximately $160 million (R1,5 billion) represent an increase of 18% on the comparable nine month period in the previous year. Assets under management currently amount to $306 million (R2,7 billion). However, the necessary capital to sustain expansion is currently not accessible, given prolonged weak global capital markets and the negative sentiment which has severely impacted the life assurance sector. The board considered it prudent to utilise existing resources for the management of the existing business on the books.

Sage Group will continue to explore a variety of alternatives for the international activities including an outright sale of Sage Group's international interests. The Group remains constrained by currency controls from utilising South African funds for the cash needs of the international activities.

Against this background, the boards of Sage Group and Sage Life have resolved to transfer the Group's international subsidiaries from Sage Life to Sage Group by 31 December 2002. Consequently, the international subsidiaries will be separated from the activities of Sage Life South Africa which will concentrate on the ongoing development of its core domestic life assurance and unit trust businesses.

2 SAGE GROUP RESULTS

There are a number of factors which will have an effect on the Group's results for the nine months ending 31 December 2002, which will be announced in March 2003 following completion of the audited Group financial statements, including the Sage Life actuarial valuation.

The Group's primary financial statements have until now been presented on the Financial Soundness Basis and it has also provided financial statements in full compliance with South African GAAP. Following a decision by the JSE Securities Exchange South Africa ("JSE") that it will only recognise results reported on the GAAP basis, the Group results will in future be presented on the GAAP basis, while Sage Life will continue to report on the Financial Soundness Basis in terms of regulatory requirements. As the GAAP basis does not fairly present the results of a life assurance group, additional information will be provided to reflect the consolidated Financial Soundness results, based on fair value principles.

From a trading perspective, the Group has continued to achieve positive aggregate growth in new business, with the expansion of international sales as indicated above, but a slowdown in new business growth in South Africa – unit trust sales are ahead of the previous year while recurring new business premiums are in line with the previous year. However, single premium new business is well below the previous year's level as a result in particular of the reduction throughout the industry of offshore product sales, reflecting the period of Rand strength and weak offshore investment markets.

The Group's results for the nine months to December 2002, the new year-end, will be significantly affected in particular by a number of non-recurring and other factors which will impact on the net asset values, and consequently the Embedded Values of Sage Life and the Group:

Non-recurring

- In line with the requirement to present GAAP net asset values, the international activities will be written down out of reserves. This write down will incorporate unrealised foreign exchange deficits incurred as a result of the strengthening of the Rand during the current reporting period.
- The development costs/trading losses absorbed for the nine months in respect of the international operations.
- The change in accounting emphasis from Financial Soundness to GAAP to JSE requirements.
- Further provisions against amounts owing under share purchase schemes due to the depressed share price of the Group.
- In view of current market conditions and their impact on the unit trust industry, it is intended to write down the value of the unit trust subsidiary to reflect those conditions.

Other factors

- The Group's results are subject to exchange rate movements and the impact of the strengthening of the Rand on foreign debts owing will positively affect earnings.
- Investments are reflected at market values at the year-end and closing market prices will as usual influence profitability.

A change in the basis of accounting will be adopted whereby the Group's investment in Sage Life will be reflected on a fair value basis. The Group holding company will therefore more realistically reflect its capital position.

Despite the considerable impact of all these items, which will take place mainly within the Sage Life structure, that company remains adequately capitalised with net assets exceeding its Capital Adequacy Requirement. In addition, measures are presently under consideration to strengthen the capital position of the Group and of Sage Life in order, inter alia, to meet anticipated new regulatory capital requirements.

Dividends

In view of the exceptional circumstances outlined above, it is envisaged that no dividend will be declared in respect of the six months ending 31 December 2002.

3 POLICYHOLDER AND UNITHOLDER SECURITY

The developments set out above do not affect policyholders and unitholders in South Africa or internationally, whose interests remain securely protected.

Contract owner assets within the United States and Bermuda are fully funded and held in separate accounts which are not subject to any general claims against the relevant companies. In addition, the death benefit and other guaranteed rider features have been reinsured with highly rated reinsurers. All contract owner benefits and rights remain fully in force.

South African policyholders of Sage Life are not affected and are protected in terms of domestic regulations and those of its Bermuda branch by both domestic and Bermuda regulations.

4 FURTHER ANNOUNCEMENT

In due course a further announcement will be made in connection with the international operations.

By order of the board

CS Cant – Secretary

17 December 2002

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